UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Initial Filing)
Sonnet BioTherapeutics Holdings, Inc.
(Name of Issuer)
COM NEW
(Title of Class of Securities)
83548R204
(CUSIP Number)
June 8, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
Rule 13d-1(b)
X  Rule 13d-1(c)
Rule 13d-1(d)
The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent
amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but
shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 83548R204
   13G

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Matthew J. Ruck

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    [X]
(b)    [   ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER 1,547,426
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,547,426
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,426
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12. TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83548R204   13G

Item 1.
  (a) Name of Issuer
Sonnet BioTherapeutics Holdings, Inc.

  (b) Address of Issuers Principal Executive Offices
100 Overlook Center, Suite 102, Princeton, NJ, 08540

Item 2.
  (a) Name of Person Filing
Matthew J. Ruck

  (b) Address of the Principal Office or, if none, residence
9711 Washingtonian Blvd, Suite 550, Gaithersburg, MD 20878

  (c) Citizenship
United States of America

  (d) Title of Class of Securities
Common Stock

  (e) CUSIP Number
83548R204

Item 3.  If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

 (a) Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

 (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c).

 (d) Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

 (f) An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);

 (g) A parent holding company or control person in accordance with 2
40.13d-1(b)(1)(ii)(G);

 (h) A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

 (i) A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

 (j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:  1,547,426

  (b)  Percent of class:  5.6%

  (c)  Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote  1,547,426

    (ii) Shared power to vote or to direct the vote  0

    (iii) Sole power to dispose or to direct the disposition of  1,547,426

    (iv) Shared power to dispose or to direct the disposition of  0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction
having that purpose or effect.

CUSIP No. 83548R204   13G

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

June 8, 2016
Date

/s/ Matthew J. Ruck
Signature

Individual
Name/Title